Handelsregister des Kantons Basel-Stadt Hauptregister

Firmennummer	Rechtsnatur	Eintragung	Löschung	Uebertrag	
CH-270.3.002.356-5	**Aktiengesellschaft**	24.04.1996		von: auf:	1

Alle Eintragungen

Ei	Lö	Firma
1		~~Ciba SC Holding AG~~
1	4	~~(Ciba SC Holding Inc.)~~
4		**Ciba Spezialitätenchemie Holding AG**
4		(Ciba Spécialités Chimiques Holding SA) (Ciba Specialty Chemicals Holding Inc.)

Ref	Sitz
1	Basel

Ref	Aktienkapital (CHF)	Liberierung (CHF)	Aktien-Stückelung
1	~~250'000.--~~	~~250'000.--~~	~~25'000 Namenaktien zu CHF 10.--~~
4	~~250'010.--~~	~~250'010.--~~	~~25'001 Namenaktien zu CHF 10.--~~
8	~~721'301'170.--~~	~~721'301'170.--~~	~~72'130'117 Namenaktien zu CHF 10.--~~
29	649'171'053.--	649'171'053.--	~~72'130'177 Namenaktien zu CHF 9.--~~
30			72'130'117 Namenaktien zu CHF 9.--

Ref	PS-Kapital (CHF)	Liberierung (CHF)	Partizipationsscheine

Ref	Adresse der Firma
1	Klybeckstr. 141 4057 Basel

Ei	Lö	Zweck
1	8	~~Beteiligung an Unternehmen, die insbesondere auf dem Gebiet der Spezialitätenchemie oder auf verwandten Gebieten tätig sind. Die Gesellschaft ist berechtigt, Liegenschaften und Immaterialgüterrechte zu erwerben, zu verwerten und zu verkaufen.~~
8		Erwerb, Halten und Veräusserung von Unternehmen unter anderem mit Tätigkeitsbereichen auf dem Gebiet der Spezialitätenchemie. Die Gesellschaft kann Liegenschaften und Immaterialgüterrechte erwerben, verwerten und verkaufen sowie andere Gesellschaften finanzieren.

Ref	

Ei	Lö	Bemerkungen
1	4	~~Mitteilungen an die Aktionäre: Schriftlich oder SHAB.~~
8		Vinkulierung: Die Übertragbarkeit der Namenaktien ist nach Massgabe der Statuten beschränkt.
29	31	~~Herabsetzung des Nennwerts der 72'130'177 Namenaktien zu CHF 10.-- auf CHF 9.-- (Rückzahlung). Beachtung der gesetzlichen Vorschriften gemäss Art. 734 OR durch öffentliche Urkunde vom 05.06.2002 festgestellt.~~
31		Herabsetzung des Nennwerts der 72'130'117 Namenaktien zu CHF 10.-- auf CHF 9.-- (Rückzahlung). Beachtung der gesetzlichen Vorschriften gemäss Art. 734 OR durch öffentliche Urkunde vom 05.06.2002 festgestellt.

Ref	Statutendatum
1	17.04.1996
4	17.12.1996
8	12.02.1997
8	18.02.1997
13	20.04.1998
17	13.04.2000
28	22.03.2002
29	22.03.2002

Ei	Lö	Sacheinlagen, Sachübernahmen, beso Vorteile, Genussscheine
4		Sacheinlage: Einen Teil der Aktiven im Betrag von CHF 1'643'543'056.-- und einen Teil der Passiven im Betrag von 126'000'000.-- der "CIBA-GEIGY AG", in Basel, gemäss Sacheinlagevertrag vom 17.12.1996 und Ausgliederungsbilanz per 1.1.1996 zum Preis von 1'517'543'056.--, wofür 1 Namenaktie zu CHF 10.-- ausgegeben wird. Diese Aktie wird der "CIBA-GEIGY AG" zugeteilt. Der Rest des Aktivenüberschusses von CHF 1'517'543'046 wird als Agio den Reserven der "Ciba Spezialitätenchemie Holding AG" gutgeschrieben.
4		Beabsichtigte Sachübernahme: Zum Bereich der Spezialitätenchemie gehörende Aktiven und Passiven der "CIBA-GEIGY AG", in Basel, zum Preis von höchstens CHF 1'477'804'000.--.

Ref	Publikationsorgan
1	SHAB

Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung

HANDELSREGISTERAMT * BASEL-STADT *

Basel, 08.08.2002 14:07

Fortsetzung auf der folgenden Seite 2

Handelsregister des Kantons Basel-Stadt Hauptregister

CH-270.3.002.356-5	Ciba Spezialitätenchemie Holding AG	Basel	2

Alle Eintragungen

Zei	Ref		TB-Nr	TB-Datum	SHAB	SHAB-Datum	Seite	Zei	Ref		TB-Nr	TB-Datum	SHAB	SHAB-Datum	Seite
SE	1		1955	24.04.1996	87	06.05.1996	2580	TA	18		2236	08.05.2000	94	15.05.2000	3263
SD	2		3755	12.08.1996	161	21.08.1996	5040	JO	20		2357	15.05.2000	99	22.05.2000	3449
PN	3		6266	06.12.1996	248	20.12.1996	7928	TA	21		5551	17.11.2000	231	27.11.2000	8060
TH	4		6484	17.12.1996	3	08.01.1997	71	JO	22		52	03.01.2001	6	10.01.2001	202
SE	5		180	09.01.1997	15	24.01.1997	516	TA	23		1446	05.03.2001	49	12.03.2001	1834
SB	6		775	04.02.1997	33	19.02.1997	1124	TA	24		1483	06.03.2001	51	14.03.2001	1899
SB	7		945	13.02.1997	39	27.02.1997	1334	SE	25		3317	15.06.2001	119	22.06.2001	4693
TH	8		1027	18.02.1997	41	03.03.1997	1418	BR	26		4648	24.08.2001	168	31.08.2001	6737
AC	9		1429	13.03.1997	59	27.03.1997	2099	SB	27		1200	05.03.2002	49	12.03.2002	6
JO	10		3684	08.07.1997	136	18.07.1997	5108	BR	28		1683	27.03.2002	65	05.04.2002	5
PN	11	B	4783	25.08.1997	166	01.09.1997	6415	KU	29		2988	17.06.2002	119	24.06.2002	6
JO	12		1600	03.04.1998	70	14.04.1998	2486	KU	30	B	3146	24.06.2002	124	01.07.2002	7
PN	13		2290	13.05.1998	96	20.05.1998	3434	KU	31	B	3389	03.07.2002	B 131	10.07.2002	6
SC	14		3372	09.07.1998	135	16.07.1998	4951	SB	32		4015	06.08.2002	(Genehmigung EHRA)		
ME	15		2778	23.06.1999	124	30.06.1999	4385								
TH	16	B	3007	05.07.1999	B 132	12.07.1999	4728								
TH	17		1931	17.04.2000	81	26.04.2000	2784								

Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
1		8m	~~Meyer, Dr. Rolf A., von Wohlen AG, in Basel~~	~~Mitglied des Verwaltungsrates~~	~~Einzelunterschrift~~
1			Dettwiler, Max, von Reigoldswil, in Buckten		Kollektivunterschrift zu zweien
1		18	~~Jacobi, Dr. Michael, deutscher Staatsangehöriger, in Münchenstein~~		~~Kollektivunterschrift zu zweien~~
1		9m	~~Müller, Dr. Hans-Ulrich, von Winterthur, in Hofstetten SO~~		~~Kollektivunterschrift zu zweien~~
1		21	~~Rudolf, Dr. Peter, von Basel und Rietheim, in Basel~~		~~Kollektivunterschrift zu zweien~~
1		14	~~Rupprecht, Peter, von Basel, in Aesch BL~~		~~Kollektivunterschrift zu zweien~~
1		27	~~Sidler, Dr. Peter, von Luzern, in Allschwil~~		~~Kollektivunterschrift zu zweien~~
1		32	~~Arthur Andersen AG, in Zürich~~	Revisionsstelle	
2		12	~~Altherr, Ernst, von Trogen, in Binningen~~		~~Kollektivunterschrift zu zweien~~
2			Fontanilles, Ariane, von Basel, in Arlesheim		Kollektivunterschrift zu zweien
2		27	~~Gerny, Franz, von Trimbach, in Oberwil BL~~		~~Kollektivunterschrift zu zweien~~
2			Kleewein, Dr. Walter, österreichischer Staatsangehöriger, in Hofstetten SO		Kollektivunterschrift zu zweien
2			Schluep, Dr. Hans-Peter, von Davos, in Oberwil BL		Kollektivunterschrift zu zweien
2		15	~~Vodicka, Dr. Hermann, österreichischer Staatsangehöriger, in Dornach~~		~~Kollektivunterschrift zu zweien~~
2			Wittlin, Hans-Peter, von Oberwil BL, in Basel		Kollektivunterschrift zu zweien
3			Hasler, Werner, von Basel, in Reinach BL		Kollektivunterschrift zu zweien
3			Mackensen, Dr. Georg, deutscher Staatsangehöriger, in Binningen		Kollektivunterschrift zu zweien
3			Richter, Dr. Helmut, österreichischer Staatsangehöriger, in Ettingen		Kollektivunterschrift zu zweien
3		24	~~Rouèche, Dr. Armand, von Lugnez, in Bottmingen~~		~~Kollektivunterschrift zu zweien~~
3			Szele, Dr. Ivanka, von Basel, in Allschwil		Kollektivunterschrift zu zweien
3			Zietzling, Dr. Jörg, deutscher Staatsangehöriger, in Reinach BL		Kollektivunterschrift zu zweien
5		18	~~Strub, Oliver, von Läufelfingen, in Arlesheim~~		~~Kollektivunterschrift zu zweien~~
6		15	~~Bossart, Werner, von Seltisberg und Kriens, in Basel~~		~~Kollektivunterschrift zu zweien~~
6		18	~~Bürgin, Peter, von Riehen und Ettingen, in Basel~~		~~Kollektivunterschrift zu zweien~~
6		21	~~Cheesmond, John, britischer Staatsangehöriger, in Binningen~~		~~Kollektivunterschrift zu zweien~~
6		15	~~Dittes, Dr. Werner, von Winterthur, in Frenkendorf~~		~~Kollektivunterschrift zu zweien~~
6			Kurz, Peter, von Basel, in Bottmingen		Kollektivunterschrift zu zweien
6			Meier, Niklaus, von Willisau Land, in Allschwil		Kollektivunterschrift zu zweien
6			Neubeck, Dr. Reinhard, deutscher Staatsangehöriger, in Lörrach (D)		Kollektivunterschrift zu zweien

HANDELSREGISTERAMT * BASEL-STADT *

Handelsregister des Kantons Basel-Stadt Hauptregister

CH-270.3.002.356-5	Ciba Spezialitätenchemie Holding AG	Basel	3

Alle Eintragungen

Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
6			Riediker, Dr. Martin, von Rorbas, in Seltisberg		Kollektivunterschrift zu zweien
6		15	~~Schütz, Dr. Peter, von Sumiswald, in Riehen~~		~~Kollektivunterschrift zu zweien~~
6		23	~~Schwitzguébel, Dr. Jean-Luc, von Rougemont und Saanen, in Pfeffingen~~		~~Kollektivunterschrift zu zweien~~
6		25	~~Staub, Norbert, von Menzingen, in Unterägeri~~		~~Kollektivunterschrift zu zweien~~
7		18	~~Ballmer, Steven, von Lausen, in Aesch BL~~		~~Kollektivunterschrift zu zweien~~
	8	9m	~~Meyer, Dr. Rolf A., von Wohlen AG, in Bäch SZ~~	~~Mitglied des Verwaltungsrates~~	~~Einzelunterschrift~~
	9	21	~~Meyer, Dr. Rolf A., von Wohlen AG, in Bäch SZ~~	~~Präsident und Delegierter des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
9		15	~~Tschopp, Dr. Theodor M., von Waldenburg, in Zollikon~~	~~Vizepräsident des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
9		16	~~Vodicka, Dr. Hermann, österreichischer Staatsangehöriger, in Dornach~~	~~Mitglied des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
9		15m	~~Heri, Erwin W., von Biberist, in Räterschen~~	~~Mitglied des Verwaltungsrates~~	~~ohne Zeichnungsberechtigung~~
9			Höhler, Gertrud, deutsche Staatsangehörige, in Berlin (D)	Mitglied des Verwaltungsrates	ohne Zeichnungsberechtigung
9			Lehn, Jean-Marie P., französischer Staatsangehöriger, in Strasbourg (F)	Mitglied des Verwaltungsrates	ohne Zeichnungsberechtigung
9			Littmann, Peter, deutscher und tschechischer Staatsangehöriger, in Stuttgart (D)	Mitglied des Verwaltungsrates	ohne Zeichnungsberechtigung
9		15m	~~Meyer, Armin, von Zürich, in Hausen bei Brugg~~	~~Mitglied des Verwaltungsrates~~	~~ohne Zeichnungsberechtigung~~
	9		Müller, Dr. Hans-Ulrich, von Winterthur, in Hofstetten SO	Sekretär (Nichtmitglied)	Kollektivunterschrift zu zweien
10			Currie, Dr. Leslie J.R., britischer Staatsangehöriger, in Witterswil		Kollektivunterschrift zu zweien
10		25	~~Sorg, Peter, von Basel und Mellingen, in Muttenz~~		~~Kollektivunterschrift zu zweien~~
	15	21m	~~Meyer, Armin, von Zürich, in Hausen bei Brugg~~	~~Vizepräsident des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
	15		Heri, Erwin W., von Biberist, in Räterschen	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
15		21m	~~Feller, Kurt, von Thun, in Wollerau~~	~~Mitglied des Verwaltungsrates~~	~~ohne Zeichnungsberechtigung~~
15			Sigg, Dr. Ulrich, von Dörflingen, in Mauensee	Mitglied des Verwaltungsrates	ohne Zeichnungsberechtigung
15		18	~~Born, Esther, von Basel, in Aesch BL~~		~~Kollektivunterschrift zu zweien~~
15			Florin Müller, Sabine, von Unterkulm und Klosters-Serneus, in Muttenz		Kollektivunterschrift zu zweien
15		24m	~~Grossmann, Carmen, von Küsnacht ZH, in Oberwil BL~~		~~Kollektivunterschrift zu zweien~~
15		21m	~~Naef Meyer, Monika E., von Hausen am Albis und Aarau und Dintikon, in Binningen~~		~~Kollektivunterschrift zu zweien~~
15			Petitpierre, Dr. Daniel, von Neuchâtel und Couvet, in Therwil		Kollektivunterschrift zu zweien
	18		Ballmer, Steven, von Lausen, in Bottmingen		Kollektivunterschrift zu zweien
	18	21	~~Born, Esther, von Basel, in Basel~~		~~Kollektivunterschrift zu zweien~~
	18		Bürgin, Peter, von Riehen und Ettingen, in Riehen		Kollektivunterschrift zu zweien
	18		Jacobi, Dr. Michael, deutscher Staatsangehöriger, in Binningen		Kollektivunterschrift zu zweien
	18	21m	~~Strub, Oliver, von Läufelfingen, in Reinach BL~~		~~Kollektivunterschrift zu zweien~~
20			Bucher, Thomas, von Gurbrü, in Möhlin		Kollektivunterschrift zu zweien
	21	22m	~~Meyer, Dr. Armin, von Zürich, in Erlenbach ZH~~	~~Präsident des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
	21	24m	~~Feller, Kurt, von Thun, in Wollerau~~	~~Vizepräsident des Verwaltungsrates~~	~~ohne Zeichnungsberechtigung~~
	21		Naef Meyer, Monika E., von Hausen am Albis und Aarau und Dintikon, in Biel-Benken		Kollektivunterschrift zu zweien
	21		Strub, Oliver, von Läufelfingen, in Münchenstein		Kollektivunterschrift zu zweien
	22		Meyer, Dr. Armin, von Zürich, in Erlenbach ZH	Präsident und Delegierter des Verwaltungsrates	Kollektivunterschrift zu zweien

HANDELSREGISTERAMT * BASEL-STADT *

Handelsregister des Kantons Basel-Stadt Hauptregister

CH-270.3.002.356-5	Ciba Spezialitätenchemie Holding AG	Basel	4

Alle Eintragungen

Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
	24		Feller, Kurt, von Thun, in Wollerau	Vizepräsident des Verwaltungsrates	Kollektivunterschrift zu zweien
	24		Grossmann, Carmen, von Küsnacht ZH, in Münchenstein		Kollektivunterschrift zu zweien
25			Angerer, Dr. Hermann, von Biel-Benken, in Allschwil		Kollektivunterschrift zu zweien
25			Biedermann, Christoph Josef, von Döttingen, in Zürich		Kollektivunterschrift zu zweien
25			Binder, Rudolf, von Strengelbach, in Füllinsdorf		Kollektivunterschrift zu zweien
25		32m	~~Garrett, Mark, australischer Staatsangehöriger, in Hockessin (Delaware, USA)~~		~~Kollektivunterschrift zu zweien~~
25		27	~~Geiger, Niklaus, von Basel und Wittnau, in Oberwil BL~~		~~Kollektivunterschrift zu zweien~~
25			Löffler, Dr. Reiner, deutscher Staatsangehöriger, in Rheinfelden (D)		Kollektivunterschrift zu zweien
25			Meyer, Dr. Felix Kurt, von Buttisholz, in Binningen		Kollektivunterschrift zu zweien
25			Moore Schaub, Karin Ursula, von Binningen, in Oberwil BL		Kollektivunterschrift zu zweien
25			Müller, Harry, deutscher Staatsangehöriger, in Adliswil		Kollektivunterschrift zu zweien
25			Schlange, Dr. Tim Gunnar, deutscher Staatsangehöriger, in Basel		Kollektivunterschrift zu zweien
25		27	~~Tschannen, Andreas, von Basel und Radelfingen, in Basel~~		~~Kollektivunterschrift zu zweien~~
26			Bernhardt, Dr. Wolfgang, deutscher Staatsangehöriger, in Herrischried (D)		Kollektivunterschrift zu zweien
26			Upschulte, Dr. Manfred, deutscher Staatsangehöriger, in Lörrach (D)		Kollektivunterschrift zu zweien
27			Cummins, Brendan, irischer Staatsangehöriger, in Binningen		Kollektivunterschrift zu zweien
27			Kamm, Balthasar Karl, von Filzbach, in Reinach BL		Kollektivunterschrift zu zweien
27			Lindner, Dr. Anton, deutscher Staatsangehöriger, in Neuenburg (D)		Kollektivunterschrift zu zweien
27			Mighali, Luca, italienischer Staatsangehöriger, in Allschwil		Kollektivunterschrift zu zweien
27			Streckeisen, Karin, von Basel, in Muttenz		Kollektivunterschrift zu zweien
	32		Garrett, Mark, australischer Staatsangehöriger, in Basel		Kollektivunterschrift zu zweien
32			Ernst & Young AG, in Zürich	Revisionsstelle	

Basel, 08.08.2002 14:07

Dieser Auszug aus dem kantonalen Handelsregister hat ohne die nebenstehende Originalbeglaubigung keine Gültigkeit. Er enthält alle gegenwärtig für diese Firma gültigen Eintragungen sowie allfällig gestrichenen Eintragungen. Dieser Auszug wurde vor Publikation im Schweizerischen Handelsamtsblatt und nach Genehmigung der letzten Eintragung durch das Eidg. Amt für das Handelsregister ausgestellt.

HANDELSREGISTERAMT * BASEL-STADT *

Handelsregisteramt Basel-Stadt